SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________________

IN THE MATTER OF
ENERGY EAST CORPORATION
AND
NEW YORK STATE ELECTRIC & GAS CORPORATION

File No. 70-9875

(Public Utility Holding Company Act of 1935)

______________________________________

CERTIFICATE PURSUANT TO RULE 24

          This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and New York State Electric & Gas Corporation ("NYSEG"), a wholly-owned subsidiary of Energy East. The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East and NYSEG in File No. 70-9875 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated October 31, 2001 (the "Order"). Energy East and NYSEG hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

    The transactions approved by the Commission have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.
    Filed herewith as Exhibit F-2 is a "past-tense" legal opinion of Huber Lawrence & Abell, counsel for Energy East and NYSEG.

S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

ENERGY EAST CORPORATION

By: /s/  Robert D. Kump
Name:  Robert D. Kump
Title:    Vice President and Treasurer

NEW YORK STATE ELECTRIC
        & GAS CORPORATION

By: /s/  Sherwood J. Rafferty
Name:  Sherwood J. Rafferty
Title:    Senior Vice President and Chief
             Financial Officer

November 28, 2001